SIDLEY AUSTIN 39/F, TWO INT'L FINANCE CENTRE CENTRAL, HONG KONG +852 2509 7888 +852 2509 3110 FAX AMERICA ● ASIA PACIFIC ● EUROPE	Meng Ding To Call Writer Directly +852 2509 7858 meng.ding@sidley.com

September 13, 2022

CONFIDENTIAL

Joseph Kempf

Robert Littlepage

Austin Pattan

Matthew Crispino

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	IMMRSIV Inc.
Draft Registration Statement on Form F-1
Confidentially Submitted July 15, 2022
CIK No. 0001936574

Dear Mr. Kempf, Mr. Littlepage, Mr. Pattan and Mr. Crispino,

On behalf of our client, IMMRSIV Inc. (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 11, 2022 regarding the Company’s draft registration statement on Form F-1 confidentially submitted on July 15, 2022 (the “Draft Registration Statement”) relating to a proposed initial public offering of the Company’s Class A Ordinary Shares in the United States. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Amendment No. 1 to the Draft Registration Statement”) and certain exhibits thereto via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission.

The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and followed by the Company’s response. Terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 1 to the Draft Registration Statement.

Partners | Constance Choy H.M., Desmond Ang C.K., (Christopher) Cheng C.H., Meng Ding, (Sherlyn) Lau S.Y., David K. Lee, Linh Hue Lieu,
Olivia Ngan S.M., (Raymond) Oh C.H., Yuet Ming Tham, (Friven) Yeoh K.H., Claudia Yu K.W., Yan Zhang
Registered Foreign Lawyers | Gordon H. I. Davidson (England and Wales)*, Steven C Hsu (New York)*, (Carrie) Li J. (New York)*, G. Matthew Sheridan (New York)*,
Effie Vasilopoulos (New South Wales)*, (Renee) Xiong Y. (New York)*, (Oliver) Zhong Q. (New York)*, (Julia) Zhu Q. (New York)°
Consultants | Hon Au Yeung, Huberta Chow X.L., Dominic D. James, Patrick Liu L., (Winnie) Mak T.M., Dominic Sze C.K.,
Douglas Tsang C.L., (Eva) Tsui Y.W., Dominic Tsun W.L., Alan Wong C.K., Felicity Wong K.Y., Holly Yeung S.M., Iris Yuen L.S.

* Partner of Sidley Austin Holding LLP (a Delaware Limited Liability Partnership)
° Foreign Legal Consultant / Legal Counsel

Amendment No.1 to the Draft Registration Statement

Prospectus Summary, page 1

1.	Please provide a basis for the statement that you are the leading Southeast Asia education and training software company. Also, we note your reference to “AR/VR/MR solutions.” Please define all acronyms when they are first used.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 1 and 8 of the Amendment No. 1 to the Draft Registration Statement. In addition, the Company has also revised the relevant disclosure on the first page of the sections headed “Corporate History and Structure,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” in this regard.

2.	Please clarify in this section that a substantial part of your revenue is generated from providing eLearning content and consultancy services to the training sector and your education and tourism businesses are in their early stages of monetization and currently do not generate significant revenue.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 1 of the Amendment No. 1 to the Draft Registration Statement.

3.	Provide a summary of the principal factors that make an investment in this offering speculative or risky. Refer to Item 105(b) of Regulation S-K.

In response to the Staff’s comment, the Company has included additional disclosure on page 5 of the Amendment No. 1 to the Draft Registration Statement.

Representation of Industry Statistics and Market Trends, page 2

4.	Please tell us if the market research report referred to in this section was prepared specifically for this filing. If so, identify the author and file its consent as an exhibit.

The market research report referred to in this section was not prepared specifically for this filing. The Company has revised the referenced disclosure on pages 2 and 3 of the Amendment No. 1 to the Draft Registration Statement. In addition, the Company has made conforming changes in the corresponding paragraph in the section headed “Business.”

Corporate Structure, page 6

5.	Revise the illustration of your corporate structure to clearly indicate that PNG Bee Hin is the company founder and not a separate parent entity.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 6 of the Amendment No. 1 to the Draft Registration Statement. In addition, the Company has also revised the corporate structure on page 41 in the section headed “Corporate History and Structure.”

Risk Factors, page 13

6.	We note your disclosure on page 98 that your Articles of Association include an exclusive forum provision. Please provide risk factor disclosure regarding the uncertainty as to whether a court would enforce such provision, the risks to investors, such as increased costs to bring a claim and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable, and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Your risk factor should acknowledge that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

The Company is in the progress of restructuring as of the date hereof and plans to amend its Articles of Association afterwards. The Company’s amended Articles of Association will not include an exclusive forum provision. The Company has removed the referenced disclosure on page 98 of the Amendment No. 1 to the Draft Registration Statement.

7.	Please add a risk factor highlighting that you are a Cayman Islands company with executive offices located in Singapore and that this may make it difficult for shareholders to serve process or bring a lawsuit against you and your directors.

In response to the Staff’s comment, the Company has included additional disclosure on pages 30 and 31 of the Amendment No. 1 to the Draft Registration Statement.

8.	Please add a risk factor that discusses the impact your dual class structure will have on the ability of Class B holders to control matters requiring a shareholder approval, such as the election of directors and amendments to organizational documents, as well as approval of major corporate transactions. Also, explain that your dual-class structure may render your shares ineligible for inclusion in certain stock market indices, which could adversely affect the share price and liquidity of your Class A common stock.

In response to the Staff’s comment, the Company has included additional disclosure on page 31 of the Amendment No. 1 to the Draft Registration Statement.

We had a concentration of major customers during the years ended December 31, 2020 and 2021..., page 17

9.	Please identify the customer that accounted for 94% and 91% of your revenue for the years ended December 31, 2020 and 2021, respectively.

The customer that accounted for 94% and 91% of the Company’s revenue for the years ended December 31, 2020 and 2021, respectively, was the Ministry of Defence of the Republic of Singapore.

We are required to maintain all the obtained licenses..., page 23

10.	Please amend your risk factor disclosure to identify the specific, relevant licenses, permits, and approvals that are required to operate your business in each jurisdiction, whether you currently hold such licenses, permits or approvals, and the specific consequences to you, where material, of not holding the required licenses permits and approvals in each jurisdiction.

Based on the Company’s legacy businesses in service-led training, education and travel attractions discovery solutions as set out in the section headed “Prospectus Summary – Introduction,” the Company’s counsel as to Singapore law, CNPLaw LLP, is of the view that the Company is generally not subject to any material licensing requirements in Singapore. In addition, other than Singapore, the Company is generally not subject to any material licensing requirements in the jurisdictions in which it operates.

Use of Proceeds, page 36

11.	We note that you plan to use some of the proceeds from this offering to repay outstanding loans. Please describe the interest rate and maturity of such indebtedness and, for indebtedness incurred within the past year, the uses to which the proceeds of such indebtedness were put. Refer to Item 4.a of Form F-1 and Item 3.C.4 of Form 20-F.

In response to the Staff’s comment, the Company has revised the referenced disclosure, on page 36 of the Amendment No. 1 to the Draft Registration Statement.

Dilution, page 39

12.	Tell us why your Dilution table on page 39 and your Description of Shares Capital on page 94 contemplate conversion of preferred shares. LDR Pte. Ltd.’s consolidated balance reports no outstanding preferred shares as of December 31, 2021.

LDR Pte. Ltd. did not have any outstanding preferred shares as of December 31, 2021. As of the date hereof, the Company is still in the progress of restructuring and seeking pre-IPO investments. Upon completion of the restructuring and prior to the completion of this offering, the Company’s issued and outstanding share capital is expected to consist of Class A Ordinary Shares and Class B Ordinary Shares.

Cost of Revenues, page 56

13.	It appears as though your recent substantial 55.9% increase in revenues was primarily due to content development and research and development services provided to the government of Singapore. In this regard, we note that that your costs of revenues increased only 5.5%. Please describe and quantify the factors underlying material changes in the relationship between revenues and cost of revenues. As required by Item 5 of Form 20-F, focus specifically on material events and uncertainties that would cause reported financial information not to be indicative of future operating results.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 56 of the Amendment No. 1 to the Draft Registration Statement.

Results of Operations

Revenues, page 56

14.	We note that your revenue is primarily generated from two major contracts with the Singapore government: content development services for Singapore’s Defense Science and Technology Agency’s LEARNet project (which also includes the development of learning content and learning applications for performance support) and learning support in accordance with relevant criteria and requirements set in the LEARNet project. Further we note that your revenues substantially increased during 2021. Please tell us and disclose the terms of these projects and any other revenue stream that materially contributes to your revenues. Identify in this regard, any known material trends and uncertainties, demands, commitments, and events that are reasonably likely to have a material effect on your future results, as required by Item 5.D of Form 20-F.

In response to the Staff’s comment with respect to the terms of these projects, the Company has included additional disclosure on pages 80 and 81 of the Amendment No. 1 to the Draft Registration Statement. In addition, the Company has included additional disclosure on page 13 of the Amendment No. 1 to the Draft Registration Statement with respect to the uncertainty as to whether and when the contract of the LEARNet project can be renewed. The Company has also included additional disclosure on page 50 with respect to the other revenue streams that may have a material effect on its future results.

15.	It appears one customer was responsible for approximately 87% of your year over year revenue increase. In accordance with Item 5 of Form 20-F, please focus your discussion on this material event. Describe the extent to which such change was due to changes in price, volume, amount of products, and/or to the introduction of new products or services. Provide information regarding government policies or factors that have materially affected, or could materially affect your operations. Address such known uncertainties that would cause reported revenues and costs of revenues to not necessarily be indicative of future operating results.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 56 of the Amendment No. 1 to the Draft Registration Statement.

Operations-Related Costs, page 56

16.	We note that your discussion of operating expenses attributes material changes primarily due to increased employment expenses and Covid-19 loan interest expenses, but your discussions provide no quantification of the contribution of each factor to the material changes in the various line items discussed. Replace vague terms such as “primarily” and “mainly” with specific quantifications. In this regard, see the guidance provided by Section III.D of Release 33-6835 and as applicable, revise throughout to identify and quantify the impact of each material factor on your operating expenses.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 56 of the Amendment No. 1 to the Draft Registration Statement.

Liquidity and Capital Resources, page 57

17.	Please replace vague terms used in your discussion of liquidity and capital resources such as “primarily” with of specific quantifications. In this regard, see the guidance provided by Section III.D of Release 33-6835 and as applicable, revise to identify and quantify the impact of each material factor.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 57 of the Amendment No. 1 to the Draft Registration Statement.

18.	Tell us and if material disclose the impact on your ability to distribute dividends due to differences between IFRS and Singapore GAAP.

The Company takes the view that, based on the its current business conditions, there is no material difference between IFRS and Singapore GAAP that would materially impact the Company’s ability to distribute dividends at this point.

Business, page 64

19.	We note your statement that you “seek to be an enabler of the new blockchain-economy, by leveraging advance blockchain technologies to allow mass market adoption of utility NFTs, without the need of a NFT- wallet using stablecoin (fixed-priced cryptocurrency based on blockchain) pegged to U.S. dollars or local currencies.” Please remove this statement as it inaccurately characterizes stablecoins, which have no accepted definition. Remove references to stablecoins throughout the prospectus and only refer to specific crypto assets.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 65 of the Amendment No. 1 to the Draft Registration Statement.

Key Regional Partners and Clients, page 65

20.	Please tell us the criteria used to select the entities highlighted in the graphic. Distinguish between regional partners and revenue generating clients.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 65 of the Amendment No. 1 to the Draft Registration Statement.

Material Contracts, page 80

21.	Please file your two major contracts with the Singapore government as exhibits to your registration statement. Refer to Item 8 of Form F-1.

The two major contracts with the Singapore government both contain confidentiality provisions that prohibit the Company from disclosing any information relating to the contracts to any third party without the written consent of the Singapore government. The Company has sought to obtain consent from the Singapore government to file these two major contracts as exhibits to its registration statement, and has not yet received a response from the Singapore government. The Company cannot guarantee whether and when such consent will be obtained.

Regulation, page 86

22.	Please revise to provide a discussion of the specific licenses or other regulatory requirements you will have in the jurisdictions you intend to offer your blockchain and Web 3.0 technology.

The Company is generally not subject to any material licensing requirements in Singapore. In addition, other than Singapore, the Company is generally not subject to any material licensing requirements in the jurisdictions in which it intends to offer its services.

Principal Shareholders, page 93

23.	Please disclose the natural persons who exercise voting and dispositive powers with respect to the securities owned by entities.

In response to the Staff’s comment, the Company has added relevant disclosure on page 93 of the Amendment No. 1 to the Draft Registration Statement.

Financial Statements

Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss), page F-4

24.	We note you classify expenses by function. We also note on pages 52 and 84 that you incur research and development expenses and sales and marketing expenses, with over half of your employees and outsourced personnel performing in such capacities. Please disaggregate the Administrative Expenses line-item on page F-4 and on pages 10 and 43 to reflect line-items for each of your material functional expense categories.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 10, 43, 52 and 55, and F-4 of the Amendment No. 1 to the Draft Registration Statement.

The Company has revised the page F-4 to classify its expenses by nature, which is more appropriate to its business circumstances. The material expenses have been duly reflected on F-4 and the respective footnotes.

With respect to research and development expense, the expenses incurred were in relation to amortization charge arising from the amortization of capitalized software development cost. The amortization charges referred herein consist of personnel-related expenses in relation to software development with accordance to IAS 38.

25.	Please disclose additional information on the nature of expenses in accordance with paragraphs 104 and 105 of IAS 1.

In response to the Staff’s comment, the Company has included additional disclosure on pages 52 and 55 of the Amendment No. 1 to the Draft Registration Statement.

The Company has revised the page F-4 to classify its expenses by nature, which is more appropriate to its business circumstances. The material expenses have been duly reflected on F-4 and the respective footnotes.

With respect to research and development expense, the expenses incurred were in relation to amortization charge arising from the amortization of capitalized software development cost. The amortization charges referred herein consist of personnel-related expenses in relation to software development with accordance to IAS 38.

2.13 Revenue recognition, page F-11

26.	We note you earn revenue from rendering services under different business models. This revenue is recognized when the Company satisfies its performance obligations which generally coincides with delivery and acceptance of the services rendered. Please disclose your performance obligations in accordance with paragraphs 119, 124 and 125 of IFRS 15. As applicable, indicate whether such performance obligations are satisfied as:
● services are rendered,
● over time,
● upon attainment of milestones,
● upon completion of services, and/or
● at points in time.
Disclose significant payment terms and obligations for refunds and other similar obligations.

In response to the Staff’s comment, the Company has included additional disclosure on page F-8 of the Amendment No. 1 to the Draft Registration Statement.

27.	It appears your multi-year contracts with the government of Singapore combine revenues from: software as-a-service mobile and platform application (“SaaS”); and professional services revenue, such as services from project management, training program and content development. Please disclose in accordance with paragraphs 123 through 126 of IFRS 15 your significant judgements and changes in judgements that affect the amount and timing of revenues from contracts with customers.

In response to the Staff’s comment, the Company has included additional disclosure on page F-8 of the Amendment No. 1 to the Draft Registration Statement.

The Company’s multi-year contract comprises of professional services revenue, such as services from project management, training program and content development. The contracts entered with the government of Singapore does not contain SaaS.

This contract with the government of Singapore is for the sole provision of manpower outsourcing services and content development services with no multiple deliverables. This contract can be clearly explained and mapped the 5-step model of IFRS15 which was explained in the responses to Q26 above. The recognition of revenue under this contract does not require the application of significant judgment and estimates which may affect the accuracy of the amount and timing of revenues in any material ways. The Company would like to reassure SEC that this multi-year contract does not contain complex revenue recognition conditions and does not require significant judgement and estimates, and complies fully with IFRS15.

The following table provides the disaggregation of revenue by customers and nature of revenue for SEC’s reference.

As per note F-19			2021	2020
			US$	US$
Rendering of services	Contract with	Recognition
Provision of manpower services	DSTA	At point in time	2,056,509	1,504,071
Provision of content development services	DSTA	At point in time	398,464	117,005
Provision of content development services	Various customers	At point in time	90,052	13,762
Provision of VR guided tours	Various customers	At point in time	77,935	36,456
Others	Various customers	At point in time	3,223	6,161
Provision of software licences	Various customers	Over time	44,830	8,335
Leasing income	Various customers	Over time	670	1,341

Sales of goods
Sales of thermal scanners	Various customers	At point in time	27,679	44,081

Miscellaneous income	Various customers	At point in time	1,174	1,305

			2,700,536	1,732,517

14 Revenue

Disaggregation of Revenue, page F-20

28.	We note that you have aggregated substantially all of your revenues into a Rendering of Services category. In light of the apparent complexity of your multi-year revenue contracts with the government of Singapore, please disaggregate revenue in accordance with the guidance provided by paragraphs 114 and B87 through B89 of IFRS 15.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 50 and F-20 of the Amendment No. 1 to the Draft Registration Statement.

The Company would like to reassure SEC that this multi-year contract does not contain complex revenue recognition conditions and does not require significant judgement and estimates, and complies fully with IFRS15.

The following table provides the disaggregation of revenue by customers and nature of revenue for SEC’s reference.

As per note F-19			2021	2020
			US$	US$
Rendering of services	Contract with	Recognition
Provision of manpower services	DSTA	At point in time	2,056,509	1,504,071
Provision of content development services	DSTA	At point in time	398,464	117,005
Provision of content development services	Various customers	At point in time	90,052	13,762
Provision of VR guided tours	Various customers	At point in time	77,935	36,456
Others	Various customers	At point in time	3,223	6,161
Provision of software licences	Various customers	Over time	44,830	8,335
Leasing income	Various customers	Over time	670	1,341

Sales of goods
Sales of thermal scanners	Various customers	At point in time	27,679	44,081

Miscellaneous income	Various customers	At point in time	1,174	1,305

			2,700,536	1,732,517

18. Income tax expense

Relationship between tax expense and accounting (loss)/profit, page F-22

29.	Explain for us how non-deductible expenses reduced your tax liability in 2021. Otherwise please revise.

In response to the Staff’s comment, the Company has revised the table presentation which separates non-deductible expense and capitalized expense deductible for tax into two lines on page F-22 of the Amendment No. 1 to the Draft Registration Statement.

General

30.	Please revise throughout to avoid the use of the terms blockchain and Web 3.0 as buzzwords. The revised disclosure should provide a clear description of the intended use of these technologies in your business. Your revisions should include, but not be limited to, the types of applications you are pursuing; whether your business entails, or will entail, the creation, issuance or use of digital assets and, if so, how those digital assets will be used; and whether your applications are or will be dependent on an existing blockchain, and, if so, the risks and challenges related to such reliance or whether you intend to create a blockchain to run your applications and, if so, the risks and challenges related to developing and maintaining the blockchain.

In response to the Staff’s comment, the Company has changed the term blockchain to distributed ledger technology, and the term Web 3.0 to next-generation web, and defined both terms. The Company has revised all the referenced disclosure in the Amendment No. 1 to the Draft Registration Statement.

In addition, the Company’s business does not entail and will not entail the creation, issuance or use of digital assets; instead, it serves as an enabler for its users to create and use digital assets.
The Company’s business is dependent on an existing blockchain. The Company has included additional risk factors on page 19 of the Amendment No. 1 to the Draft Registration Statement.

31.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company undertakes that if any written communication, as defined in Rule 405 under the Securities Act, is presented to potential investors in reliance on Section 5(d) of the Securities Act by the Company or anyone authorized to do so on its behalf, where or not they retain copies of the communications, the Company will provide the Staff with a copy of the written communication on a confidential, supplemental basis.

***

If you have any questions regarding the Amendment No. 1 to the Draft Registration Statement, please contact me at meng.ding@sidley.com, +852 2509 7858 (work) or +852 6461 4000 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ Meng Ding
Meng Ding

Enclosure
c.c.	Png Bee Hin, Chairman of the Board and Chief Executive Officer
Raymond Oh, Partner, Sidley Austin
Ahmed Mohidin, Partner, Paris, Kreit & Chiu CPA LLP
Fang Liu, Esq., Partner, VCL Law LLP